Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
FuelCell Energy, Inc.:

We consent to the use of our report dated January 12, 2017, with respect to the consolidated balance sheets of FuelCell Energy, Inc. and subsidiaries as of October 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the three-year period ended October 31, 2016, and the effectiveness of internal control over financial reporting as of October 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP
Hartford, Connecticut
January 12, 2017